[GRAPHIC OMITTED] Alpha Spacecom

--------------------------------------------------------------------------------
                              Alpha Spacecom, Inc.
             710 Zhou Ji Building, 16 Ande Road, Dongcheng District
                           Beijing, P.R. China, 100011

September 1, 2006


VIA EDGAR
Jeffrey Werbitt, Esq.
Room 4561
US Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:   Alpha Spacecom, Inc.
      Preliminary Information Statement on Schedule 14C
      File No. 0-13628

Dear Mr. Werbitt:

In relation to the responses to the staff's comment letter of August 24, 2006 relating to the above referenced report, please be advised that:

     (a) Alpha Spacecom, Inc. (the "Issuer") is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced matter;

     (b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     (c) we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,
ALPHA SPACECOM, INC.

s/Xuedong Hu

Xuedong Hu,
President and Chief Executive Officer